

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2023

Giacomo Dall'Aglio
Chief Financial Officer
Kaleyra, Inc.
85 Broad Street
New York, NY 10004

       Re: Kaleyra, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2022
           Filed March 16, 2023
           Form 10-Q for Fiscal Quarters Ended March 31, 2023
           Filed May 10, 2023
           File No. 001-38320

Dear Giacomo Dall'Aglio:

     We issued comments to you on the above captioned filing on May 31, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 14, 2023.

     If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

     You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Technology